YUM! Brands, Inc. Policy
Regarding Transactions in YUM! Securities
By Covered Employees and Disclosure of Material Nonpublic Information

    The following corporate policy applies to transactions in YUM! Brands, Inc. (“YUM!”) securities by Covered Employees.

    Covered Employees. “Covered Employees” are those employees designated by Yum! as covered by this policy, including:

1.“Pre-Clearance Covered Employees” (defined below); and
2.“Non-Preclearance Covered Employees” (defined below).

If you have received this policy from the Legal Department, you are a Covered Employee. This policy also applies to transactions by or for the benefit of a Covered Employee’s spouse or other person/entities whose interest in Yum! securities are or could be attributable to such Covered Employee.

    Covered Transactions. Any transaction involving YUM! securities is covered by this policy, including:

1.    Open market purchases and sales;

2.    Stock plan transactions including stock option or stock appreciation right exercises, and elections to deliver YUM! stock to pay the option exercise price and/or satisfy the related tax withholding obligations;

3.Intra-plan transfers, cash distributions and/or plan loans that (a) affect your participation in the YUM! Common Stock investment alternative of your 401(k) account under the YUM! Brands 401(k) Plan, and (b) are not in connection with your retirement or other termination of employment (changes to your payroll deduction contribution election to increase or decrease your investment in YUM! stock under the 401(k) plan may be made without pre-clearance, provided you act in good faith and while you are not in possession of material non-public information);

4.Transfers of or relating to your YUM! accounts under the Executive Income Deferral Program, which are not in connection with your retirement or other termination of employment;

5.A gift of YUM! stock;

6.A contribution or transfer of YUM! stock to a trust, even if the trust is indirectly owned by you;

7.Transactions relating to YUM! shares held in managed brokerage accounts.

Pledging stock of YUM! as collateral for a loan is prohibited by this policy. This may require moving YUM! Stock out of margin accounts.

Window Periods. While YUM! does not specifically limit all transactions to window periods, you are strongly encouraged to limit your activity to a window period. Please note that any sale or purchase of YUM! Stock by a Covered Employee is limited to window periods. A window period typically begins on the next business day following YUM! quarterly earnings releases and continues for approximately 10 to 20 business days. Window periods are subject to early closure at any time.

Material Nonpublic Information. No transaction in YUM! securities may be undertaken, even in a Window Period, if you possess material nonpublic information concerning YUM!. Material information is information that would affect the decision of a reasonable investor to buy, hold or sell YUM! securities or would affect the market value of YUM! securities.

    Rule 10b5-1 Plans. You may, but are not required to, use a Rule 10b5-1 plan in connection with any transactions in YUM! securities. You must submit any proposed Rule 10b5-1 plan at least three business days in advance of you entering into the plan so that the YUM! Legal Department can evaluate whether the proposed plan complies with Rule 10b5-1. You may only adopt a Rule 10b5-1 plan when you are not in possession of material non-public information regarding YUM!. To discuss this method, please contact Larry Derenge (502-874-8719) or Gayle Hobson (502-874-2638). The SEC imposed strict conditions to the use of Rule 10b5-1 plans. Among those are:

1.Thirty days must lapse before the first transaction may occur under the plan (the “cooling-off period”). The YUM! Legal Department will confirm that the transactions contemplated by the plan meet the required cooling-off period.

2.With limited exceptions, you may only have one Rule 10b5-1 plan outstanding and executing trades at any time. You may, however, enter into a follow-on plan before the current one expires as long as the required cooling-off period is satisfied.

3.If your proposed plan is designed to effect the open market purchase or sale of all the YUM! securities covered by the plan in a single transaction, you may not enter into another single trade, Rule 10b5-1 plan, until 12 months have passed. To avoid being subject to this 12-month waiting period, you should consider entering into a plan covering more than one transaction as multi-trade plans are not subject to this waiting period.

4.The plan must contain certifications that you are not aware of material non-public information regarding YUM! and that you are adopting the plan in good faith and not as part of a plan or scheme to evade the prohibitions against insider trading.

Implementation, Modification, and Termination of 10b5-1 Plans. Any implementation of a new plan and modification or termination of an existing plan requires YUM! Legal Department approval. Once your plan has been implemented, it can only be modified once during the life of the plan. Any modification to the plan must be made during an open stock trading window and a new 30 cooling-off period applies. Termination of a 10b5-1 plan is discouraged. After careful review, if it is determined that termination of the plan is warranted, it may be terminated during an open stock trading window, but you may not enter into a new plan until the later of 90 days and the next open stock trading window.

Speculative Trading. As always, speculative trading in YUM! stock, including trading in puts, calls, derivatives or other hedging or monetization transactions, is prohibited.

    YUM! Legal Department Pre-Clearance. Covered Employees who have been designated “Pre-Clearance Covered Employees” by the YUM! Legal Department must receive pre-clearance approval from the YUM! Legal Department prior to initiating any Covered Transaction or executing a Rule 10b5-1 plan. Employees who are Level 14 or above are automatically deemed to be Pre-Clearance Covered Employees.

    Pre-Clearance Covered Employees may seek pre-clearance approval by contacting Larry Derenge (502-874-8719), Gayle Hobson (502-874-2638) or Brittany Bodkin (502-874-1037) of the YUM! Legal Department. If you receive pre-clearance, you should carry out your transaction (or execute the Rule 10b5-1 Plan, if applicable) within three business days thereafter, provided that you are not in possession of material non-public information concerning YUM!.

    Covered Employees who have been designated “Non-preclearance Covered Employees” by the YUM! Legal Department are not required to obtain pre-clearance approval from the YUM! Legal Department. However, they must still only conduct transactions in YUM! securities at times when they are not in possession of material, nonpublic information and any sale or purchase of YUM! stock by them may only be made during a window period.

    It is important to understand that this policy is designed to help you comply with federal laws and regulations. Under these laws and regulations, a person who trades while in possession of material nonpublic information is subject to civil and criminal penalties.

Policy on Disclosure of Material Nonpublic Information. It is important to also remember that you may not discuss (or otherwise disclose) material nonpublic information with anyone except on a need-to-know basis. This is to protect anyone not subject to the policy who comes into possession of material nonpublic information. In such case, a “tippee” (i.e., person not subject to the policy who receives material nonpublic information) who trades while in possession of such information could become subject to the civil and criminal penalties. In addition, a “tipper” may also be subject to civil and criminal penalties for inappropriately passing information to people who may use it for their benefit.